File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C.  20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 725

U.S.$600,000,000 Floating Rate Notes due September 16, 2022

Filed pursuant to Rule 3 of Regulation IA

Dated: September 12, 2019

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$600,000,000 Floating Rate Notes due September 16, 2022, Series No. 725 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated September 12, 2019 (the "Terms Agreement") and the Pricing Supplement dated September 12, 2019 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

| Price to the Public | Selling Discounts and Commission[1] | Proceeds to the Bank |
|---|---|---|
| Per Note: 100.00% | 0.03% | 99.970% |
| Total: U.S.$600,000,000.00 | U.S.$180,000.00 | U.S.$599,820,000.00 |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 11, 2019
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

**IDB**
Inter-American
Development Bank

**Exhibit A**

March 11, 2019

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

- 2 -

b)  The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)  The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)  Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)  Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)  Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

EXECUTION VERSION

**Exhibit B**

# PRICING SUPPLEMENT

**Inter-American Development Bank**

**Global Debt Program**

Series No.: 725

USD600,000,000 Floating Rate Notes due September 16, 2022 (the "Notes")

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market

Citigroup
Deutsche Bank
TD Securities
Wells Fargo Securities

The date of this Pricing Supplement is September 12, 2019.

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

DC_LAN01:379180.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of the Regulation (EU) 2017/1129). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

**MiFID II product governance / Retail investors, professional investors and ECPs target market** – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II" below.

**Terms and Conditions**

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

| | | |
|---|---|---|
| 1. | Series No.: | 725 |
| 2. | Aggregate Principal Amount: | USD600,000,000 |
| 3. | Issue Price: | USD600,000,000 which is 100.00 percent of the Aggregate Principal Amount |
| 4. | Issue Date: | September 18, 2019 |
| 5. | Form of Notes (Condition 1(a)): | Registered only, as further provided in paragraph 10 of "Other Relevant Terms" below |
| 6. | Authorized Denomination(s) (Condition 1(b)): | USD1,000 and integral multiples thereof |
| 7. | Specified Currency (Condition 1(d)): | United States Dollars (USD) being the lawful currency of the United States of America |
| 8. | Specified Principal Payment Currency (Conditions 1(d) and 7(h)): | USD |

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 725
USD600,000,000 Floating Rate Notes due September 16, 2022

DC_LAN01:379180.2

9.  Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):          USD

10. Maturity Date
    (Condition 6(a); Fixed Interest
    Rate):                               September 16, 2022

11. Interest Basis
    (Condition 5):                       Variable Interest Rate (Condition 5(II))

12. Interest Commencement Date
    (Condition 5(III)):                  Issue Date (September 18, 2019)

13. Variable Interest Rate (Condition
    5(II)):

    (a)  Calculation Amount (if
         different than Principal
         Amount of the Note):            Not Applicable

    (b)  Business Day Convention:        Following Business Day Convention (Adjusted)

    (c)  Specified Interest Period:      The period beginning on, and including, the
                                         Interest Commencement Date (the Issue Date)
                                         to, but excluding, the first Interest Payment
                                         Date and each successive period beginning on,
                                         and including, an Interest Payment Date to, but
                                         excluding, the next succeeding Interest
                                         Payment Date, in each case, as adjusted in
                                         accordance with the relevant Business Day
                                         Convention.

    (d)  Interest Payment Date:          Quarterly in arrear on March 16, June 16,
                                         September 16 and December 16 in each year,
                                         commencing with a short first coupon on
                                         December 16, 2019, up to and including the
                                         Maturity Date.

                                         Each Interest Payment Date is subject to
                                         adjustment in accordance with the Following
                                         Business Day Convention.

    (e)  Reference Rate:                 Compounded Daily SOFR

                                         The Rate of Interest for each relevant Interest

3

Period shall be determined by the Calculation Agent on each Interest Determination Date in accordance with the following provisions. The Rate of Interest for each Interest Period shall apply with effect from the Reset Date for that Interest Period.

"Compounded Daily SOFR" means the rate of return of a daily compounded interest investment (with the daily secured overnight financing rate as the reference rate for the calculation of interest) calculated in accordance with the formula below and the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards:

$$\left[\prod_{i=1}^{d_o}\left(1+\frac{SOFR_{i-5USBD}\times n_i}{360}\right)-1\right]\times\frac{360}{d}$$

where:

"d" is the number of calendar days in the relevant Interest Period;

"$d_o$" for any Interest Period, means the number of U.S. Government Securities Business Days in the relevant Interest Period;

"i" is a series of whole numbers from one to $d_o$, each representing the relevant U.S. Government Securities Business Days in chronological order from and including the first U.S. Government Securities Business Day in the relevant Interest Period;

"$n_i$" for any U.S. Government Securities Business Day "i" means the number of calendar days from, and including, such U.S. Government Securities Business Day "i" up to, but excluding, the following U.S. Government Securities Business Day;

"New York Business Day" means a day (other

4

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

DC_LAN01:379180.2

than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City;

"Rate of Interest" means for each Interest Period, subject to this section 13(e), Compounded Daily SOFR plus the Spread.

"Reset Date" means the first day of each Interest Period;

"SOFR $_{i\text{-}5USBD}$" means the SOFR Reference Rate for the U.S. Government Securities Business Day falling five U.S. Government Securities Business Days prior to the relevant U.S. Government Securities Business Day "i";

"SOFR Reference Rate" means, in respect of any U.S. Government Securities Business Day, a reference rate equal to the daily secured overnight financing rate ("SOFR") for such U.S. Government Securities Business Day as provided by the Federal Reserve Bank of New York, as the administrator of such rate, (or any successor administrator of such rate) on the website of the Federal Reserve Bank of New York currently at http://www.newyorkfed.org, or any successor website of the Federal Reserve Bank of New York (the "New York Fed's Website") (in each case, on or about at 3:00 p.m., New York City time, on the U.S. Government Securities Business Day immediately following such U.S. Government Securities Business Day); and

"U.S. Government Securities Business Day" or "USBD" means any day other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association ("SIFMA") recommends that the fixed income departments of its members be closed for the

5

PRICING SUPPLEMENT
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

DC_LAN01:379180.2

entire day for purposes of trading in U.S. Government Securities.

If the SOFR Reference Rate in respect of a U.S. Government Securities Business Day cannot be determined as specified in the SOFR Reference Rate definition above, unless both a SOFR Index Cessation Event and a SOFR Index Cessation Effective Date (each, as defined below) have occurred, the SOFR Reference Rate for such U.S. Government Securities Business Day shall be the SOFR Reference Rate in respect of the last U.S. Government Securities Business Day for which such rate was published on the New York Fed's Website.

If the SOFR Reference Rate in respect of a U.S. Government Securities Business Day cannot be determined as specified in the SOFR Reference Rate definition above, and both a SOFR Index Cessation Event and a SOFR Index Cessation Effective Date have occurred, the SOFR Reference Rate for such U.S. Government Securities Business Day shall be the rate (inclusive of any spreads or adjustments) that was recommended as the replacement for SOFR by the Federal Reserve Board and/or the Federal Reserve Bank of New York or by a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York for the purpose of recommending a replacement for SOFR (which rate may be produced by the Federal Reserve Bank of New York or other designated administrator) (the "SOFR Replacement Rate"), provided that, if no SOFR Replacement Rate has been recommended within one U.S. Government Securities Business Day of the SOFR Index Cessation Event, then the Compounded Daily SOFR will be determined as if, for each U.S. Government Securities Business Day occurring on or after the SOFR Index Cessation Effective Date:

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 725
USD600,000,000 Floating Rate Notes due September 16, 2022

DC_LAN01:379180.2

(i)  references to SOFR were references to the daily Overnight Bank Funding Rate ("OBFR") as provided by the Federal Reserve Bank of New York, as the administrator of such rate (or any successor administrator of such rate), on the New York Fed's Website on or about 5:00 p.m. (New York City time) on each day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City ("New York City Banking Day") in respect of the New York City Banking Day immediately preceding such day ("OBFR Reference Rate");

(ii)  references to SOFR Reference Rate were references to OBFR Reference Rate;

(iii)  references to U.S. Government Securities Business Day were references to New York City Banking Day;

(iv)  references to SOFR Index Cessation Event were references to OBFR Index Cessation Event (as defined below); and

(v)  references to SOFR Index Cessation Effective Date were references to OBFR Index Cessation Effective Date (as defined below);

and provided further that, if no such SOFR Replacement Rate has been recommended within one U.S. Government Securities Business Day of the SOFR Index Cessation Event and an OBFR Index Cessation Event has occurred, then the Compounded Daily SOFR will be determined as if, for each U.S. Government Securities Business Day occurring on or after the later of the SOFR Index Cessation Effective Date and the OBFR Index Cessation Effective Date, (x) references to the

7

DC_LAN01:379180.2

SOFR Reference Rate were references to the short-term interest rate target set by the Federal Open Market Committee and published on the website of the Board of Governors of the Federal Reserve System currently at http://www.federalreserve.gov, or any successor website of the Board of Governors of the Federal Reserve System (the "Federal Reserve's Website") or, if the Federal Open Market Committee does not target a single rate, the mid-point of the short-term interest rate target range set by the Federal Open Market Committee and published on the Federal Reserve's Website (calculated as the arithmetic average of the upper bound of the target range and the lower bound of the target range, rounded, if necessary, to the nearest second decimal place, 0.005 being rounded upwards), (y) references to U.S. Government Securities Business Day were references to New York City Banking Day and (z) references to the New York Fed's Website were references to the Federal Reserve's Website.

In the event that the Rate of Interest cannot be determined in accordance with the foregoing provisions, the Rate of Interest shall be (i) that determined at the last preceding Interest Determination Date or (ii) if there is no such preceding Interest Determination Date, the initial Rate of Interest which would have been applicable to the Notes for the scheduled first Interest Period had the Notes been in issue for a period equal in duration to the scheduled first Interest Period but ending on, and excluding, the Interest Commencement Date.

If the Notes become due and payable in accordance with Condition 9, the final Interest Determination Date shall, notwithstanding any Interest Determination Date specified in this section 13(e), be deemed to be the date on which the Notes became due and payable and the Rate of Interest on the Notes shall, for so

8

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

DC_LAN01:379180.2

long as any such Notes remain outstanding, be the Rate of Interest determined on such date.

"SOFR Index Cessation Event" means the occurrence of one or more of the following events:

(a) a public statement by the Federal Reserve Bank of New York (or any successor administrator of SOFR) announcing that it has ceased or will cease to provide SOFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide SOFR; or

(b) the publication of information which reasonably confirms that the Federal Reserve Bank of New York (or any successor administrator of SOFR) has ceased or will cease to provide SOFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide SOFR; or

(c) a public statement by a U.S. regulator or other U.S. official sector entity prohibiting the use of SOFR that applies to, but need not be limited to, all swap transactions, including existing swap transactions.

"SOFR Index Cessation Effective Date" means, in respect of a SOFR Index Cessation Event, the date on which the Federal Reserve Bank of New York (or any successor administrator of SOFR), ceases to publish SOFR, or the date as of which SOFR may no longer be used.

"OBFR Index Cessation Event" means the occurrence of one or more of the following events:

DC_LAN01:379180.2

(a) a public statement by the Federal Reserve Bank of New York (or any successor administrator of the OBFR) announcing that it has ceased or will cease to provide OBFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide OBFR; or

(b) the publication of information which reasonably confirms that the Federal Reserve Bank of New York (or any successor administrator of OBFR) has ceased or will cease to provide OBFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to publish or provide OBFR; or

(c) a public statement by a U.S. regulator or other U.S. official sector entity prohibiting the use of OBFR that applies to, but need not be limited to, all swap transactions, including existing swap transactions.

"OBFR Index Cessation Effective Date" means, in respect of an OBFR Index Cessation Event, the date on which the Federal Reserve Bank of New York (or any successor administrator of the OBFR), ceases to publish the OBFR, or the date as of which the OBFR may no longer be used.

| (f) | Calculation Agent: | See "8. Identity of Calculation Agent" under "Other Relevant Terms" |
| (g) | Interest Determination Date: | The date five U.S. Government Securities Business Days prior to the end of each Interest Period. |

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

DC_LAN01:379180.2

14. Other Variable Interest Rate Terms
(Conditions 5(II) and (III)):

    (a)    Spread:                                        plus (+) 0.26 percent

    (b)    Variable Rate Day Count
                Fraction if not actual/360:    Act/360

    (c)    Relevant Banking Center:    London and New York

15. Relevant Financial Center:    London and New York

16. Relevant Business Days:    A day which is a U.S. Government Securities Business Day and a New York Business Day.

17. Issuer's Optional Redemption
(Condition 6(e)):    No

18. Redemption at the Option of the
Noteholders (Condition 6(f)):    No

19. Early Redemption Amount
(including accrued interest, if
applicable) (Condition 9):    In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to the minimum Authorized Denomination will be USD1,000 plus accrued interest, if any, as determined in accordance with "13. Variable Interest Rate (Condition 5(II)) and "14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)).

20. Governing Law:    New York

21. Selling Restrictions:

    (a)    United States:    Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

DC_LAN01:379180.2

|       |                    |                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                   |
|-------|--------------------|--|
| (b)   | United Kingdom:    | Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom. |
| (c)   | Singapore          | Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in section 309A(1) of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). |
| 22.   | Amendment to Condition 7(a)(i): | **Condition 7(a)(i)** is hereby amended by **deleting the first sentence** thereof and **replacing it** with the following: "*Payments of principal and interest in respect of Registered Notes shall be made to the person shown on the Register at the close of business on the business day before the due date for payment thereof (the "Record Date")."* |

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 725
USD600,000,000 Floating Rate Notes due September 16, 2022

DC_LAN01:379180.2

| 23. | Amendment to Condition 7(h): | The following shall apply to Notes any payments in respect of which are payable in a Specified Currency other than United States Dollars: |

**Condition 7(h)** is hereby amended by **deleting the words** *"the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day"* and **replacing them with the words** *"a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent as of the second Business Day prior to such payment, or, if the Calculation Agent determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant".*

**Other Relevant Terms**

| 1. | Listing: | Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market |

| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | The Depository Trust Company (DTC); Euroclear Bank SA/NV; Clearstream Banking S.A. |

DC_LAN01:379180.2

3.  Syndicated:                              Yes

4.  If Syndicated:

    (a)    Liability:                      Several and not joint

    (b)    Joint Lead Managers:            Citigroup Global Markets Limited
                                             Deutsche Bank AG, London Branch
                                           The Toronto-Dominion Bank
                                         Wells Fargo Securities, LLC

5.  Commissions and Concessions:            0.03% of the Aggregate Principal Amount

6.  Estimated Total Expenses:               None.  The Managers have agreed to pay for
                                            certain expenses related to the issuance of the
                                            Notes.

7.  Codes:

    (a)    Common Code:                    205305912

    (b)    ISIN:                           US45818WCP95

    (c)    CUSIP:                          45818WCP9

8.  Identity of Calculation Agent:          Citibank, N.A., London Branch

9.  Identity of Managers:                   Citigroup Global Markets Limited
                                            Deutsche Bank AG, London Branch
                                            The Toronto-Dominion Bank
                                            Wells Fargo Securities, LLC

10. Provision for Registered Notes:

    (a)    Individual Definitive
            Registered Notes Available
            on Issue Date:                  No

    (b)    DTC Global Note(s):             Yes, issued in accordance with the Global
                                            Agency Agreement, dated January 8, 2001, as
                                            amended, among the Bank, Citibank, N.A. as
                                            Global Agent, and the other parties thereto.

    (c)    Other Registered Global
            Notes:                          No

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

11.      Additional Risk Factors:          As set forth in the Additional Investment
                                           Considerations

**General Information**

**Additional Information Regarding the Notes**

1.      Matters relating to MiFID II

        The Bank does not fall under the scope of application of the MiFID II regime.
Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or
"distributor" for the purposes of MiFID II.

        **MiFID II product governance / Retail investors, professional investors and ECPs
target market** – Solely for the purposes of the manufacturers' product approval process, the
target market assessment in respect of the Notes has led to the conclusion that: (i) the target
market for the Notes is eligible counterparties, professional clients and retail clients, each as
defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any
person subsequently offering, selling or recommending the Notes (a "distributor") should
take into consideration the manufacturers' target market assessment; however, a distributor
subject to MiFID II is responsible for undertaking its own target market assessment in respect
of the Notes (by either adopting or refining the manufacturers' target market assessment) and
determining appropriate distribution channels.

        For the purposes of this provision, the expression MiFID II means Directive
2014/65/EU, as amended.

2.      Additional Investment Considerations

        *The Prospectus and this Pricing Supplement do not describe all of the risks and other
ramifications of an investment in the Notes. An investment in the Notes entails significant
risks not associated with an investment in a conventional fixed rate or floating rate debt
security. Investors should consult their own financial and legal advisors about the risks
associated with an investment in the Notes and the suitability of investing in the Notes in light
of their particular circumstances, and possible scenarios for economic, interest rate and
other factors that may affect their investment.*

        The Secured Overnight Financing Rate is published by the Federal Reserve Bank of
New York (the "Federal Reserve") and is intended to be a broad measure of the cost of
borrowing cash overnight collateralized by Treasury securities. The Federal Reserve reports
that the Secured Overnight Financing Rate includes all trades in the Broad General Collateral
Rate, plus bilateral Treasury repurchase agreement transactions cleared through the delivery-
versus-payment service offered by the Fixed Income Clearing Corporation (the "FICC"), a
subsidiary of the Depository Trust and Clearing Corporation ("DTCC"). The Secured

PRICING SUPPLEMENT
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

DC_LAN01:379180.2

Overnight Financing Rate is filtered by the Federal Reserve to remove a portion of the foregoing transactions considered to be "specials".

The Federal Reserve reports that the Secured Overnight Financing Rate is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance repurchase agreement transaction data and data on bilateral Treasury repurchase transactions cleared through the FICC's delivery-versus-payment service. The Federal Reserve notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The Federal Reserve notes on its publication page for the Secured Overnight Financing Rate that use of the Secured Overnight Financing Rate is subject to important limitations and disclaimers, including that the Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of the Secured Overnight Financing Rate at any time without notice.

Because the Secured Overnight Financing Rate is published by the Federal Reserve based on data received from other sources, the Bank has no control over its determination, calculation or publication. There can be no guarantee that the Secured Overnight Financing Rate will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which the Secured Overnight Financing Rate is calculated is changed, that change may result in a reduction of the amount of interest payable on the Notes and the trading prices of the Notes.

The Federal Reserve began to publish the Secured Overnight Financing Rate in April 2018. The Federal Reserve has also begun publishing historical indicative Secured Overnight Financing Rates going back to 2014. Investors should not rely on any historical changes or trends in the Secured Overnight Financing Rate as an indicator of future changes in the Secured Overnight Financing Rate. Also, since the Secured Overnight Financing Rate is a relatively new market index, the Notes will likely have no established trading market when issued, and an established trading market may never develop or may not be very liquid. Market terms for debt securities indexed to the Secured Overnight Financing Rate, such as the spread over the index reflected in interest rate provisions, may evolve over time, and trading prices of the Notes may be lower than those of later-issued indexed debt securities as a result. Similarly, if the Secured Overnight Financing Rate does not prove to be widely used in securities like the Notes, the trading price of the Notes may be lower than those of notes linked to indices that are more widely used. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

To the extent that the SOFR Reference Rate does not appear as specified herein, the applicable rate to be used to calculate the Interest Rate on the Notes will be determined using the alternative methods described under Term 13(e). Any of the fallbacks described under Term 13(e) may result in interest payments that are lower than, or do not otherwise correlate over time with, the payments that would have been made on the Notes if the SOFR

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

DC_LAN01:379180.2

Reference Rate had been provided by the Federal Reserve Bank of New York in its current form. In addition, use of the fallbacks described under Term 13(e) may result in a fixed rate of interest being applied on the Notes.

3.   United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

The Notes should be treated as variable rate debt instruments that are issued without original issue discount. A United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. Upon the sale or maturity of the Notes, a United States holder should generally recognize gain or loss equal to the difference between the amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. Such gain or loss generally should be capital gain or loss and should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year. Long-term capital gain of individual taxpayers may be eligible for reduced rates of taxation. The deductibility of capital loss is subject to significant limitations.

Due to a change in law since the date of the Prospectus, the second paragraph of "— Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

*Information with Respect to Foreign Financial Assets.* Owners of "specified foreign financial assets" with an aggregate value in excess of USD50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

17

PRICING SUPPLEMENT
*Inter-American Development Bank Global Debt Program Series No.: 725*
*USD600,000,000 Floating Rate Notes due September 16, 2022*

DC_LAN01:379180.2

*Medicare Tax.* A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between USD125,000 and USD250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name:   Gustavo Alberto De Rosa
Title:   Chief Financial Officer and
         General Manager, Finance Department

EXECUTION VERSION

**Exhibit C**

TERMS AGREEMENT NO. 725 UNDER
THE PROGRAM

September 12, 2019

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's USD600,000,000 Floating Rate Notes due September 16, 2022 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on September 18, 2019 (the "Settlement Date"), at an aggregate purchase price of USD599,820,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by each of the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities,


- 1 -

financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.  The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.00 percent of the aggregate principal amount (USD600,000,000) less a combined management and underwriting commission and selling concession of 0.03 percent of the aggregate principal amount (USD180,000). For the avoidance of doubt, the Managers' aggregate purchase price after the above adjustment is USD599,820,000.

    The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

    | Name | Principal Amount (USD) |
    | --- | --- |
    | Citigroup Global Markets Limited: | 150,000,000 |
    | Deutsche Bank AG, London Branch: | 150,000,000 |
    | The Toronto-Dominion Bank: | 150,000,000 |
    | Wells Fargo Securities, LLC: | 150,000,000 |
    | **Total:** | **600,000,000** |

2.  Payment for the Notes shall be made on the Settlement Date by The Toronto-Dominion Bank to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.  The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

    • a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

    • a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Managers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

> Inter-American Development Bank
> 1300 New York Avenue, N.W.
> Washington, D.C. 20577
> Attention: Finance Department,
> Cash Management and Settlements Group
> Email: FIN_CMO@iadb.org
> Telephone: 202-623-3131

FOR THE MANAGERS:

> c/o The Toronto-Dominion Bank
> 60 Threadneedle Street
> London EC2R 8AP
> United Kingdom
> Attention: Origination and Syndication Desk
> Email: TMG@tdsecurities.com
> Telephone: +44 (0) 20 7628 2262

6. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such

default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions:

    (i)    each of the undersigned hereby:

        a.    acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material; and

        b.    represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

8. The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "Product Governance Rules") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

    (i)    each of Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and The Toronto-Dominion Bank (each a "Manufacturer" and together "the Manufacturers") acknowledges to the other Manufacturers that it understands the responsibilities

- 4 -

conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)   Wells Fargo Securities, LLC notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes,

*provided, however,* that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

9.    Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)    the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

a.    the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.    the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c.    the cancellation of the BRRD Liability;

d.    the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

- 5 -

(ii)    the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

*provided, however,* that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any of the undersigned.

10.    Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Managers are or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

(i)    in the event that any Manager is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

(ii)    in the event that any Manager is a Covered Entity or a Covered Affiliate of such Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States;

_provided, however,_ that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the _Agreement Establishing the Inter-American Development Bank_, international law or other applicable law.

As used in this Terms Agreement:

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
THE TORONTO-DOMINION BANK
WELLS FARGO SECURITIES, LLC
(the "Managers")

BY:     THE TORONTO-DOMINION BANK



By: _____

Name:       **Paul Eustace**
Title:      **Managing Director**
            **Head of Syndicate**
            **The Toronto-Dominion Bank**

CONFIRMED AND ACCEPTED, AS OF THE
DATE FIRST WRITTEN ABOVE:
INTER-AMERICAN DEVELOPMENT BANK

BY: _____

Name:       Gustavo Alberto De Rosa
Title:      Chief Financial Officer and
            General Manager, Finance Department